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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           MEGADATA CORPORATION
- --------------------------------------------------------------------------
                             (Name of Issuer)

Common Stock, Par Value
     $.01 per Share                                585145105
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

          G.S. Beckwith Gilbert                 Dennis J. Block, Esq.
Field Point Capital Management Company         Weil Gotshal & Manges
          104 Field Point Road                    767 Fifth Avenue
          Green wich, CT 06830                New York, New York 10153
              (203) 629-8757                       (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             September 18, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [x].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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 CUSIP No. 585145105                       13D - Page 2


     1     NAME OF REPORTING PERSON:     G.S. Beckwith Gilbert

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:*  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                        United States


    NUMBER OF     7   SOLE VOTING POWER:        746,000**
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:   746,000**
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:           746,000**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY
           AMOUNT IN ROW (11):                  32.3%

    14     TYPE OF REPORTING PERSON:            IN


*   SEE INSTRUCTIONS BEFORE FILLING OUT!
**  Of these shares, 16,000 shares are held in Mr. Gilbert's
    IRA account and 700,000 shares are subject to a warrant.


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Item 1.   Security and Issuer
          -------------------

          This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Megadata Corporation, a New York corporation (the "Company"), the principal executive offices of which are located at 35 Orville Drive, Bohemia, New York 11716.

Item 2.   Identity and Background
          -----------------------

          This statement is being filed by Mr. G.S. Beckwith Gilbert. Mr. Gilbert's principal occupation is President, Chief Executive Officer and Director of Field Point Capital Management Company, which is principally engaged in the business of consulting and merchant banking. His principal address is 104 Field Point Road, Greenwich, Connecticut 06830. Mr. Gilbert is a citizen of the United States of America.

          During the last five years, Mr. Gilbert has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.
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Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Mr. Gilbert purchased in open market transactions 46,000 shares of Common Stock for a total consideration of $54,380 (of which 16,000 shares of Common Stock were purchased by Mr. Gilbert's IRA account for total consideration of $19,730). Mr. Gilbert purchased from the Company,
(1) a secured promissory note in the principal amount of $100,000 (the "Secured Promissory Note"), (2) a warrant to purchase 700,000 shares of Common Stock for a term extending to October 15, 1996, subject to extension (the "700,000 Share Warrant") and (3) a warrant to purchase, subject to certain conditions, up to a total of 200,000 shares of Common Stock for a term of three years (the "200,000 Share Warrant"). The cash payments made by Mr. Gilbert for these shares of Common Stock, the Secured Promissory Note and the Warrants were derived from his personal funds.

Item 4.   Purpose of Transaction
          ----------------------

          On September 18, 1996, Mr. Gilbert acquired from the Company the Secured Promissory Note and the Warrants. The acquisition was consummated pursuant to the terms of a Securities Purchase Agreement (the "Purchase Agreement"), dated as of September 18, 1996, between Mr. Gilbert and the Company.

          Mr. Gilbert has acquired his shares of Common Stock and the Warrants for the purposes of investment and to obtain a significant equity
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interest in the Company.  From and after the exercise of the 700,000 Share
Warrant and continuing thereafter for so long as Mr. Gilbert and his permitted transferees are the beneficial owners of not less than five percent (5%) of the issued and outstanding shares of Common Stock, the Company has agreed to use its best efforts to elect, thereafter nominate for election by the stockholders, cause the election of and thereafter to continue in office, Mr. Gilbert and one additional person designated by Mr. Gilbert to serve on the Board of Directors of the Company. If elected as a director of the Company, Mr. Gilbert intends to participate in and influence the formulation of the business plans and strategies of the Company.

          The 700,000 Warrant is immediately exercisable for 700,000 shares of Common Stock, and will expire on October 15, 1996 (subject to extension to November 30, 1996 if Mr. Gilbert (or any of his permitted transferees) agrees to increase the amount of loans made to the Company from $100,000 to $200,000). The exercise price per share is $1.

          The 200,000 Share Warrant is exercisable for up to 200,000 shares of Common Stock. The 200,000 Share Warrant is exercisable only as provided in the following paragraph and only if the 700,000 Share Warrant is exercised prior to the exercise of the 200,000 Share Warrant. The warrant purchase price is $1.25 from the date of original issuance to the close of business on the first anniversary of such date, $1.50 from the next day after such first anniversary to the close of business on the second anniversary of the date of original issuance and $1.75 thereafter.
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          If, during the term of the 200,000 Share Warrant, the Company proposes to effect a financing through the issuance of any debt or equity security (including, without limitation, through the issuance of any rights or options to purchase any debt or equity security or any securities that are exchangeable for or convertible into any debt or equity securities), the Company will first notify the holder of the 200,000 Share Warrant in writing of such intent, specifying the details thereof. The holder then will have a period of 30 days after such notice to provide such financing through the full or partial exercise of the 200,000 Share Warrant (provided that the holder must provide 100% of such financing up to the product of the maximum number of shares that may then be purchased by the holder thereunder and the warrant purchase price then in effect), during which 30-day period the Company will not effect such financing with a third party.

          The Purchase Agreement provides that for the period commencing on September 18, 1996 and ending on the fifth anniversary thereof, without the prior approval of the Company's Board of Directors, Mr. Gilbert and his permitted transferees (the "Gilbert Entities") will not:
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               (i)   purchase any shares of Common Stock that would result
          in the Gilbert Entities' beneficial ownership exceeding the greater of 946,000 shares of Common Stock or 45% of the then outstanding shares of Common Stock;

               (ii) commence or participate in any proxy solicitation involving shares of Common Stock;

               (iii) join a partnership, limited partnership, limited liability company, syndicate, or other group, or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting, or disposing of common shares, or otherwise become a "person" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (in each case other than solely with any of the Gilbert Entities);

               (iv) sell any Common Stock in excess of 10% of the then outstanding shares to any individual person or group of related persons; or

               (v) fail to have their shares of Common Stock present for quorum purposes at any meeting of the Company's stockholders.

          The foregoing restrictions will terminate and be of no further force or effect in the event:
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               (i)   the Company breaches any of its representations and
          warranties or obligations to the Gilbert Entities set forth in any agreement between the Gilbert Entities and the Company;

               (ii) the Secured Promissory Note is not paid in full in accordance with its terms or an Event of Default occurs thereunder;

               (iii) the Company enters into any agreement with a third party with respect to or announces an intention to effect certain extraordinary transactions;

               (iv) Data Probe, Inc. owns less than 250,000 shares of Common Stock;

                (v) Mr. Bachana voluntarily retires or resigns as the President of the Company; or

               (vi) any event described in clauses (b), (d) or (e) of the definition of "Event of Default" in the Secured Promissory Note shall have occurred.

          If Mr. Gilbert exercises the 700,000 Share Warrant, the Company also has agreed to grant to Mr. Gilbert the right to maintain his (and his permitted transferees') equity and voting interest in the Company in accordance with the terms of Section 9 of the Purchase Agreement.

          Mr. Gilbert and the Company also have entered into a Registration Rights Agreement, dated September 18, 1996, pursuant to which, among other
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things, the Company has granted Mr. Gilbert and his permitted transferees certain registration rights with respect to their shares of Common Stock. Mr. Gilbert and Data Probe, Inc. also have agreed to grant each other a right of first refusal with respect to sales of Common Stock owned by each of them, other than sales pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

          The foregoing is a summary of certain provisions of the Purchase Agreement, the Warrants and the Registration Rights Agreement and is qualified in its entirety by reference to such agreements and Warrants, which are attached as Exhibits hereto. Subject to the foregoing, Mr. Gilbert may from time to time seek to acquire additional shares of Common Stock subject to availability at prices deemed attractive, or dispose of shares of Common Stock.

          Except as set forth above, Mr. Gilbert currently has no other plans or intentions which could result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Mr. Gilbert beneficially owns 746,000 shares of Common Stock (including 16,000 shares held in Mr. Gilbert's IRA account and 700,000 shares which may be acquired upon the exercise of the 700,000 Share Warrant), representing approximately 32.3% of the Company's outstanding shares of Common Stock (based upon representations made by the Company in the Purchase Agreement).
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          (b)  Subject to the provisions of the Purchase Agreement
described in Item 4 above, Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 746,000 shares of Common Stock beneficially owned by him.

          (c) Except for the transactions referred to in Item 4 and as set forth in Schedule 1 attached hereto, Mr. Gilbert has not effected transactions in the Common Stock of the Company during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
          Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------

          Except as noted in Item 4 above, Mr. Gilbert does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.
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Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Securities Purchase Agreement, dated as of September 18, 1996, between G.S. Beckwith Gilbert and Megadata Corporation.

          2. Warrant, dated as of September 18, 1996, executed by Megadata Corporation in favor of G.S. Beckwith Gilbert in respect of 700,000 shares of Common Stock.

          3. Warrant, dated as of September 18, 1996, executed by Megadata Corporation in favor of G.S. Beckwith Gilbert in respect of 200,000 shares of Common Stock.

          4. Registration Rights Agreement, dated as of September 18, 1996, between G.S. Beckwith Gilbert and Megadata Corporation.

          5. Secured Promissory Note, dated as of September 18, 1996, made by Megadata Corporation in favor of G.S. Beckwith Gilbert.

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                                 SIGNATURE
                                 ---------
          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 1996               /s/ G.S. BECKWITH GILBERT
                                   ----------------------------------------
                                        G.S. Beckwith Gilbert



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                                 Schedule 1
                                 ----------

                          Number of Shares         Price Per
   Transaction Date           Purchased              Share *
   ----------------       ----------------         --------


        8/1/96**                6,000               $1.125

        8/2/96**               10,000               $1.250

        8/7/96                 12,500               $1.125

       8/14/96                 17,500               $1.125


____________________

Each of the foregoing purchasers were effected in open market transactions.

*    Excludes commissions.

**   Purchased in Mr. Gilbert's IRA account.
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                          EXHIBITS INDEX


          Material to be Filed as Exhibits
          --------------------------------

          1. Securities Purchase Agreement, dated as of September 18, 1996, between G.S. Beckwith Gilbert and Megadata Corporation.

          2. Warrant, dated as of September 18, 1996, executed by Megadata Corporation in favor of G.S. Beckwith Gilbert in respect of 700,000 shares of Common Stock.

          3. Warrant, dated as of September 18, 1996, executed by Megadata Corporation in favor of G.S. Beckwith Gilbert in respect of 200,000 shares of Common Stock.

          4. Registration Rights Agreement, dated as of September 18, 1996, between G.S. Beckwith Gilbert and Megadata Corporation.

          5. Secured Promissory Note, dated as of September 18, 1996, made by Megadata Corporation in favor of G.S. Beckwith Gilbert.





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